FORM 4 ☒ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Oaktree Capital Management, LLC				Caminus Corporation (CAMZ)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	333 South Grand Avenue, 28th Floor						April 8, 2003

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One
	Los Angeles	CA	90071						Reporting Person

	(City)	(State)	(Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Common Stock			4/8/03				U(1)		2,513,342		D	$9.00		-0-		I		(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
Disposed of pursuant to a tender offer by SunGard Data Systems Inc. ("Parent") to purchase all of the shares of Common Stock of the issuer, which shares were accepted for payment by Parent on April 8, 2003, in connection with the merger of the issuer and Rapid Resources Inc., a subsidiary of Parent.

(2)
The reporting person is a registered investment advisor under the Investment Advisers Act of 1940 acting as the general partner of the OCM Principal Opportunities Fund, L.P., a Delaware limited partnership which holds the shares of Common Stock of the issuer. The reporting person is a limited liability company, the members of which are Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, David Richard Masson, Larry W. Keele, Stephen A. Kaplan, Russel S. Bernard, David Kirchheimer, John Frank, Kevin Clayton, John Moon, OCM Equity Participation Plan, L.P. and OCM Equity Participation Plan II, L.L.C. Each of such persons may be deemed a beneficial owner of the securities listed herein by virtue of such status as members of Oaktree Capital Management, LLC. Except to the extent of their respective pecuniary interests therein, each such person disclaims beneficial ownership of the shares listed herein and the filing of this Form 4 shall not be construed as an admission that such person is the beneficial owner of any securities covered by this Form 4.

OAKTREE CAPITAL MANAGEMENT LLC ** SIGNATURE OF REPORTING PERSON
	By:	/s/ CHRISTOPHER BROTHERS
		Name:	Christopher Brothers
		Title:	Managing Director
April 10,2003 Date
	By:	/s/ RICHARD TING
		Name:	Richard Ting
		Title:	Vice President, Legal
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.